Exhibit 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in this Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2018.

REPÚBLICA ORIENTAL DEL URUGUAY

Foreign Policy and Membership in International and Regional Organizations

On August 23, 2019, Mercosur and the European Free Trade Agreement (“EFTA”) concluded in substance the negotiations on a comprehensive free trade agreement. The agreement covers tariff issues, government purchases, trade in services, intellectual property, trade facilitation, sustainable development, competition, investment and trade defense, and is intended to increase the flow of Mercosur’s exports to the members of EFTA.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

Uruguay’s nominal GDP for the 12-month period ended June 30, 2019 totaled Ps.1,891.2 billion, (approximately US$57.3 billion), compared to a nominal GDP of Ps.1,765.4 billion (approximately US$60.7 billion) for the 12-month period ended June 30, 2018. Gross fixed investment decreased 2.5% during the 12-month period ended June 30, 2019, compared to a 7.7% decrease during the 12-month period ended June 30, 2018.

The following table sets forth information regarding GDP and expenditures for the periods indicated. The percentage figures included in the table below are based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central in March 2009) to eliminate distortions introduced by changes in relative prices.

Change in GDP by Expenditure

(% change from previous period, 2005 prices)

January/June 2018/2019(1)
Government consumption	0.8%
Private consumption	(0.2)
Gross fixed investment	(3.0)
Public sector	(5.7)
Private sector	(2.3)
Exports of goods and services	(1.3)
Imports of goods and services	(2.1)

Total GDP	(0.1)%

(1)	Preliminary data.

Source: Banco Central.

Principal Sectors of the Economy

The following table sets forth information regarding changes in GDP by sector for the periods indicated.

GDP by Sector

(% change from previous period, except as otherwise indicated, 2005 prices)

January/June 2018/2019(1)
Primary activities(2)	0.1%
Manufacturing	(2.3)
Electricity, gas and water	8.1
Construction	(4.1)
Commerce, restaurants and hotels	(4.3)
Transportation, storage and communications	5.3
Other services (3) (4)	(0.1)

Total GDP	(0.1)%

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.
(3)	Includes public sector services and other services.
(4)	Includes real estate, business, financial and insurance services.

Source: Banco Central.

Uruguay’s real GDP decreased 0.1% during the six-month period ended June 30, 2019 compared to the same period in 2018. The sectors that primarily drove the decrease of real GDP were the commerce, restaurants and hotels sector, the construction sector and the manufacturing industries sector, that were partially offset by growth in the transportation, storage and communications sector and in the electricity, gas and water sector.

The commerce, restaurant and hotel sector contracted by 4.3% in the six-month period ended June 30, 2019 compared to the same period in 2018, mainly driven by decreases in the demand of tourist services, imported goods, and a slowdown in commercial activity.

The construction sector contracted by 4.1% in the six-month period ended June 30, 2019 compared to the same period in 2018, mainly driven by reduced infrastructure construction and road works, and the completion of wind farm projects during 2018.

The manufacturing sector contracted by 2.3% in the six-month period ended June 30, 2019 compared to the same period in 2018, mainly driven by a contraction in each of the cattle and paper pulp industries and oil refining.

The primary activities reflected no significant variation in the six-month period ended June 30, 2019 compared to the same period in 2018 as an increase in the agriculture sector was offset by a contraction in the livestock and forestry sectors.

Growth in the transportation, storage and communications sector (5.3% in the six-month period ended June 30, 2019 compared to the same period in 2018) was mainly driven by an increase in the use of data services and, to a lesser extent, transport and storage services.

Growth in the electricity, gas and water sector (8.1% in six-month period ended June 30, 2019 compared to the same period in 2018) was mainly due to an increase in the added value of electricity generation and distribution driven by a variation in the composition of energy resources.

Role of the State in the Economy

Measures to Stimulate Production

On September 9, 2019, the government announced a series of measures to stimulate production, including tax and fees exemptions for exporters, the auto parts sector, audiovisual production and agricultural machinery production. Further, VAT reductions were extended to visitors. These measures are aimed at promoting the farming, food processing, global services, logistics, tourism and construction sectors.

Uruguay 2050 Development Strategy

In August 2019, the Office of Budget and Planning published a report on key actions and strategies for a long-term sustainable development (the “Uruguay 2050 National Development Strategy”). To develop the strategy, the Planning Directorate (created in 2015 by the Office of Budget and Planning) interacts with and coordinates the planning activities of representatives of public institutions, academia, the private sector and civil organizations. Since its creation, the Uruguay National Development Strategy has focused on demographic changes and its social and economic consequences, transforming the production matrix, cultural development, gender inequalities and territorial development.

Gas Sayago S.A. (“GSSA”)

On March 26, 2019, the government launched a public bidding process to sell 100% of GSSA’s shares, which as of the date of this amendment were held by UTE (79.35% of shares) and ANCAP (20.65% of shares). On August 27, 2019, the government extended the bidding process deadline to September 27, 2019. For a description of Gas Sayago S.A., see “Gross Domestic Product and Structure of the Economy—Role of the State in the Economy” in the Annual Report.

Employment, Labor and Wages

Employment

According to estimates by the National Statistics Institute, the employment rate stood at 55.8% in July 2019 compared to 56.5% in June 2018 and the unemployment rate stood at 9.1% in July 2019, compared to 7.8% in July 2018.

In August 2019, following the recommendations of the International Labor Organization’s (“ILO”) Conference Committee on the Application of Standards, the Republic submitted to the ILO’s Committee of Experts a report describing a series of measures adopted towards the full implementation of the ILO’s practices on collective bargaining and on the right to unionize. See “Recent Developments—Employment, Labor and Wages—Employment” in the Annual Report.

Wages

For the 12-month period ended July 31, 2019, average real wages increased by 2.6% compared to a 1.5% decrease for the 12-month period ended July 31, 2018.

Environment

In September 2019, Congress enacted legislation to prevent and reduce the impact of waste generation and recognizing waste as a reusable and recyclable resource, capable of generating value and employment. This legislation is in line with Uruguay’s plan for achieving a circular economy (in terms of continual use of resources) and promotes the creation of “green” employment. As of the date of this amendment, the law was pending enactment and regulation by the government.

FOREIGN MERCHANDISE TRADE

During the six-month period ended June 30, 2019, merchandise exports to Argentina decreased by 23.1% compared to the same period in 2018, while merchandise exports to Brazil and China increased by 8.1% and 5.4%, respectively, during the same period.

Merchandise exports for the 12-month period ended July 31, 2019 totaled US$7.6 billion, compared to US$7.8 billion for the same period in 2018. Merchandise imports totaled US$7.9 billion for the 12-month period ended July 31, 2019, compared to US$8.4 billion for the 12-month period ended July 31, 2018.

Merchandise trade for the 12-month period ended July 31, 2019 recorded a deficit of US$240 million, compared to a deficit of US$642 million for the 12-month period ended July 31, 2018.

The following table sets forth the geographical distribution of exports in each of the years indicated.

Exports

(% of total exports)

	2001	2018(2)
EXPORTS (FOB)(1)
Argentina	14.9	5.3
Brazil	21.9	12.4
China	5.1	25.8
European Union	19.1	18.5
United States	8.2	6.7
Others	30.7	31.2

Total	100%	100%

(1)	Includes exports from free trade zones within its Uruguay’s territory.
(2)	Preliminary data.

Source: Uruguay XXI.

The three main products exported to China (the main destination of Uruguayan exports) in 2018 were beef (31.1%), pulp (24.9%) and soybeans (19.9%).

FOREIGN TRADE ON SERVICES

During the 12-month period ended March 31, 2019, tourism exports totaled US$2.0 billion, while exports of other services totaled US$2.6 billion.

The following table sets forth exports of tourism and others services for the periods indicated:

Services Exports

(in US$ millions)

	2014	2015	2016	2017(1)	2018(1)
Tourism	1,917	1,970	2,071	2,559	2,351
Others services(2)	2,700	2,517	2,085	2,457	2,574

(1)	Preliminary data.
(2)	Includes software, transport, logistics, maintenance, financial, personal and professional and consultancy services

Source: Banco Central.

BALANCE OF PAYMENTS

International Reserves

As of August 31, 2019, Banco Central’s international reserve assets totaled US$14.7 billion (of which gold represented US$5.1 million). This amount includes US$6.6 billion of reserves and voluntary deposits of the financial sector, including US$2.6 billion of public banks, with Banco Central.

MONETARY POLICY AND INFLATION

Inflation

The following table shows changes in consumer prices (CPI) and wholesale prices (WPI) for the period indicated.

Changes in CPI and WPI

(% change from previous year at period end)

	CPI	WPI
For the 12 months ended August 31, 2019	7.8%	10.1%

Source: National Institute of Statistics.

For the 12-month period ending August 31, 2019, the inflation rate rose to 7.8%, mainly due to an increase in prices for food and non-alcoholic beverages. The weighted average annual interest rate for 91 to 180 day term deposits in U.S. dollars in the banking system was 0.4% and 0.3% in July 2019 and July 2018, respectively. The weighted average annual interest rate for 91 to 180 day term deposits in pesos in the banking system was 6.1% and 6.0% in July 2019 and July 2018, respectively.

The following table shows the value in pesos of the UI as of August 31, 2019.

UI
Value in pesos as of August 31, 2019	Ps.4.2526

Source: National Institute of Statistics.

The following table shows the value in pesos of the UP as of August 31, 2019.

UP
Value in pesos as of August 31, 2019	Ps.1.09504

Source: National Institute of Statistics.

Foreign Exchange

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the period indicated.

Exchange Rates (1)

(pesos per US$)

	High	Low	Average	Period-End
For the 12 months ended August 31, 2019	36.642	31.971	33.709	36.642

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

BANKING SECTOR

As of March 31, 2019, the equity adequacy and minimum regulatory capital (adjusted by risks) ratio stood at 1.93 and the ratio of non-performing loans (“NPLs”) to total loans was 3.0% while the provision for NPLs ratio stood at 6.4% (both including Banco Hipotecario).

PUBLIC SECTOR FINANCES

In the 12-month period ended July 31, 2019, Uruguay’s overall public sector deficit represented approximately 3.0% of GDP (of which the non-financial public sector deficit represented approximately 2.2% of GDP), compared to an overall public sector deficit of 3.9% of GDP for the 12-month period ended July 31, 2018

(of which the non-financial public sector deficit represented approximately 2.9% of GDP). This decrease in the overall public sector deficit as a percentage of GDP compared to July 2018 includes transfers estimated at 1.9% of GDP driven by the effects of the “Cincuentones Law,” which introduced changes to the Uruguayan social security system. See “Fiscal Policy—Social Security” in the Annual Report. In the 12-month period ended July 31, 2019, pension expenditures represented 10.4% of GDP.

The following table sets forth Central Government expenditures by sector for the 12-month period ended July 31, 2019.

Central Government Expenditures by Sector

(% of total)

August 2018-July 2019 (1)
Primary Expenditures	86.8%
Pension payments	31.3
Transfers	27.4
Wages and salaries	16.5
Non-personal	11.6
Investments	4.4
Interests Payments	8.7

Total	100.0%

(1)	Preliminary data.

Source: Ministry of Economy and Finance.

PUBLIC SECTOR DEBT

Central Government Debt

As of August 31, 2019, the central government’s debt service obligations (capital payments and interest expenses) for the next 12 months stood at approximately US$3.3 billion (of which of which approximately 30.0% were denominated in foreign currency). Of the US$3.3 billion central government’s debt service obligations for the 12-month period following August 31, 2019, 22.3% is scheduled to be paid between September and December of 2019.

As of August 31, 2019, the central government’s debt service obligations (capital payments and interest expenses) for the next 12 months stood at approximately US$3.3 billion (of which US$2.3 billion are denominated in local currency and US$1.0 billion are denominated in foreign currency).

As of August 31, 2019, the central government’s liquid assets available to discharge obligations stood at approximately US$1.4 billon. In addition, credit lines available to Uruguay’s central government from CAF, FLAR (Latin American Reserve Fund) and the IADB grant Uruguay access to contingency financing for approximately US$2.2 billion.

Between December 31, 2018 and August 31, 2019, the central government issued peso-denominated treasury notes linked to the average nominal wage index and CPI-linked treasury notes for an aggregate principal amount equivalent to US$1.0 billion, including US$499.1 million issued under a joint liability management transaction with Banco Central conducted in May 2018.